UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 4, 2015

Bank of the Ozarks, Inc.

(Exact name of registrant as specified in its charter)

Arkansas

(State or other jurisdiction of incorporation)

0-22759	71-0556208
(Commission File Number)	(IRS Employer Identification No.)

17901 Chenal Parkway, Little Rock, Arkansas	72223
(Address of principal executive offices)	(Zip Code)

(501) 978-2265

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Information.

On October 19, 2015, Bank of the Ozarks, Inc. (“Ozarks”) announced the signing of a definitive agreement and plan of merger (“Merger Agreement”) with Community & Southern Holdings, Inc. (“C&S”) whereby Ozarks would acquire C&S and its wholly-owned bank subsidiary, Community & Southern Bank (collectively, the “Merger”). The terms of the Merger and the Merger Agreement are more fully described in Ozarks Current Report on Form 8-K dated October 19, 2015.

We are filing herewith historical audited financial statements of C&S and unaudited pro forma combined consolidated financial information of Ozarks and C&S. The proposed Merger has not yet been consummated and there can be no assurance that the transaction will be consummated as contemplated. The proposed Merger is expected to be completed late in the first quarter of 2016 or in the second quarter of 2016, subject to approvals by C&S stockholders and Ozarks shareholders, respectively, receipt of required regulatory and other approvals and satisfaction of closing conditions.

For further information relating to the proposed Merger, please see Ozarks Current Report on Form 8-K dated October 19, 2015.

ADDITIONAL INFORMATION

This communication is being made in respect of the proposed merger transaction involving Ozarks and C&S. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Ozarks filed with the SEC a registration statement on Form S-4 on December 4, 2015 that includes a joint proxy statement of Ozarks and C&S and a prospectus of Ozarks. Ozarks also plans to file other documents with the SEC regarding the proposed merger transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about Ozarks and C&S, will be available without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge from Ozarks’ website at http://www.bankozarks.com under the Investor Relations tab.

Ozarks and C&S, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of C&S and Ozarks in respect of the proposed merger transaction. Information concerning such participants’ ownership of common stock of Ozarks and C&S and any additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

This filing and the reports Ozarks files with the SEC contain certain forward-looking information about Ozarks and C&S that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. These forward-looking statements include, without limitation, statements relating to the terms and closing of the proposed transaction between Ozarks and C&S, the proposed impact of the merger on Ozarks’ financial results, including any expected increase in Ozarks’ book value and tangible book value per common share and any expected increase in diluted earnings per common share, acceptance by C&S customers of Ozarks’ products and services, the opportunities to enhance market share in certain markets, expectations regarding branch consolidation, if any, market acceptance of Ozarks generally in new markets, and the integration of C&S operations. You should carefully read forward-looking statements, including statements that contain these words, because they discuss the future expectations or state other “forward-looking” information about Ozarks and C&S. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, many of which are beyond the parties’ control, including the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approval, the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of C&S operations with those of Ozarks will be materially delayed or will be more costly or difficult than expected; the failure of the proposed merger to close for any other reason; the effect of the announcement of the merger on employee and customer relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees and customers); dilution caused by Ozarks’ issuance of additional shares of its common stock in connection with the merger; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; general competitive, economic, political and market conditions and fluctuations; and the other factors described in Ozarks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its most recent Quarterly Reports on Form 10-Q filed with the SEC. Ozarks assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, all of which speak only as of the date hereof.

Item 9.01	Financial Statements and Exhibits.

(a)	Financial Statements.

Audited financial statements of Community & Southern Holdings, Inc. as of December 31, 2014 and 2013 and as of December 31, 2013 and 2012, and the notes related thereto, are filed herewith as Exhibits 99.1 and 99.2, respectively, and incorporated in this Item 9.01(a) by reference.

Unaudited financial statements of Community & Southern Holdings, Inc. for the nine months ended September 30, 2015, and the notes related thereto, are filed herewith as Exhibit 99.3, and incorporated in this Item 9.01(a) by reference.

(b)	Pro Forma Combined Financial Information.

Unaudited pro forma combined consolidated financial statements of Bank of the Ozarks, Inc. for the year ended December 31, 2014 and the nine months ended September 30, 2015 are filed herewith as Exhibit 99.4, and incorporated in this Item 9.01(b) by reference.

(c)	Not Applicable

(d)	Exhibits: The following exhibits are being filed with this Current Report on Form 8-K.

Exhibit No.	Document Description

2.1	Agreement and Plan of Merger among Bank of the Ozarks, Inc., Bank of the Ozarks, Community & Southern Holdings, Inc. and Community & Southern Bank, dated as of October 19, 2015 (previously filed as Exhibit 2.1 to Ozarks’ Current Report on Form 8-K filed with the Commission on October 19, 2015, and incorporated herein by this reference).

23.1	Consent of PricewaterhouseCoopers LLP

Exhibit No.	Document Description

99.1	Community & Southern Holdings, Inc. audited consolidated financial statements for the year ended December 31, 2014 and 2013.

99.2	Community & Southern Holdings, Inc. audited consolidated financial statements for the year ended December 31, 2013 and 2012.

99.3	Community & Southern Holdings, Inc. unaudited consolidated financial statements for the nine months ended September 30, 2015.

99.4	Unaudited pro forma combined consolidated financial statements of Bank of the Ozarks, Inc. for the year ended December 31, 2014 and the nine months ended September 30, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BANK OF THE OZARKS, INC.

Date: December 4, 2015	/s/ Greg L. McKinney
Greg L. McKinney
Chief Financial Officer and Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Document Description

2.1	Agreement and Plan of Merger among Bank of the Ozarks, Inc., Bank of the Ozarks, Community & Southern Holdings, Inc. and Community & Southern Bank, dated as of October 19, 2015 (previously filed as Exhibit 2.1 to Ozarks’ Current Report on Form 8-K filed with the Commission on October 19, 2015, and incorporated herein by this reference).

23.1	Consent of PricewaterhouseCoopers LLP

99.1	Community & Southern Holdings, Inc. audited consolidated financial statements for the year ended December 31, 2014 and 2013.

99.2	Community & Southern Holdings, Inc. audited consolidated financial statements for the year ended December 31, 2013 and 2012.

99.3	Community & Southern Holdings, Inc. unaudited consolidated financial statements for the nine months ended September 30, 2015.

99.4	Unaudited pro forma combined consolidated financial statements of Bank of the Ozarks, Inc. for the year ended December 31, 2014 and the nine months ended September 30, 2015